QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period November 23, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SANPAOLO IMI                                                                                                                      BANCA FIDEURAM

JOINT PRESS RELEASE
Partial spin-off of Banca Fideuram: deed registered in companies' register

        Turin, 23 November 2004—The deed of partial spin-off of Banca Fideuram to SANPAOLO IMI, executed on 19 November, was today registered in the Turin register of companies.

        The legal effects of the spin-off will thus apply from 30 November: from that date therefore 0.07470 ordinary shares SANPAOLO IMI for one Banca Fideuram ordinary share will be assigned.

        The operation is in the context of the more general reorganisation project of the Group's insurance activities, which envisages the concentration of the insurance business in A.I.P. through the merger by incorporation into the same of Fideuram Vita and Sanpaolo Vita, with effect from 1 December 2004.

        The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

        The securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The securities are intended to be made available within the United States in connection with the business combination pursuant to an exemption from the registration requirements of the Securities Act.

***

        The business combination described herein relates to the securities of foreign companies. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

        It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Sanpaolo IMI and the other companies involved in the business combination are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

INVESTOR RELATIONS
investor.relations@sanpaoloimi.com—Telefax +39 011 5552989
www.grupposanpaoloimi.com

Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Andrea Filtri (+39 011 5556965)
 Cristina Montarolo (+39 011 5555907)
 Anna Monticelli (+39 011 5552526)

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: November 23, 2004	By:	/s/ JAMES BALL
	Name:	James Ball
	Title:	Head of International Strategy, London Branch

3

QuickLinks

JOINT PRESS RELEASE Partial spin-off of Banca Fideuram: deed registered in companies' register
SIGNATURES